Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF

EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED UNIT DISTRIBUTIONS

	CSI Compressco LP Year Ended December 31,					Three Months Ended March 31, 2017
(in thousands)	2012	2013	2014	2015	2016
Earnings (Loss)
Income (Loss) Before Income Tax Provision	$19,684	$19,825	$10,086	$(146,731)	$(136,273)	$(14,780)
Fixed Charges	229	696	14,707	35,431	36,070	8,848
Capitalized Interest	(7)	—	—	—	(248)	(519)

Total Earnings (Loss)	$19,906	$20,521	$24,793	$(111,300)	$(100,451)	$(6,451)

Fixed Charges
Interest Expensed and Capitalized	$88	$500	$13,361	$32,452	$33,122	$8,101
Amortized Capitalized Expenses Related to Indebtedness	97	148	1,276	2,786	2,740	695
Interest Within Rental Expense	44	48	70	193	208	52

Total Fixed Charges	$229	$696	$14,707	$35,431	$36,070	$8,848

Series A Preferred Unit Distributions(1)	—	—	—	—	3,094	2,235
Total fixed charges and preferred unit distributions	$229	$696	$14,707	$35,431	$39,164	$11,083

Ratio of Earnings to Fixed Charges(2)	86.93	29.48	1.69	—	—	—
Ratio of Earnings to Combined Fixed Charges and Preferred Unit Distributions(3)	—	—	—	—	—	—

(1)	No Series A Preferred Units were outstanding for any of the years ended December 31, 2012, 2013, 2014 or 2015.
(2)	In the years ended December 31, 2015 and 2016 and three-month period ended March 31, 2017, earnings were inadequate to cover fixed charges by approximately $146.7 million, $136.5 million and $15.3 million, respectively.
(3)	In the year ended December 31, 2016 and three-month period ended March 31, 2017, earnings were inadequate to cover fixed charges and preferred unit distributions by approximately $139.6 million and $17.5 million, respectively. Because no preferred units were outstanding for any of the years ended December 31, 2012, 2013, 2014 or 2015, no historical ratios of earnings to combined fixed charges and preferred unit distributions are presented for these years.

For purposes of calculating the ratio of consolidated earnings to fixed charges:

•	“earnings” is the aggregate of the following items: pre-tax income from continuing operations before adjustment for income or loss from equity investees; plus fixed charges; plus amortization of capitalized interest; and less capitalized interest; and
•	“fixed charges” means the sum of the following: interest expensed and capitalized; amortized premiums, discounts and capitalized expenses related to indebtedness; and an estimate of the interest within rental expense. Fixed charges are not reduced by any allowance for funds used during construction.